SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                           FIRST AVENUE NETWORKS, INC.
       -----------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
       -----------------------------------------------------------------
                         (Title of Class of Securities)


                                    31865X106
        -----------------------------------------------------------------
                                 (CUSIP Number)

                               Mark G. Schoeppner
                      Quaker Capital Management Corporation
                           401 Wood Street, Suite 1300
                         Pittsburgh, Pennsylvania 15222
                                 (412) 281-1948
        -----------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                  May 14, 2006
       -----------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                  ------------
CUSIP No.                                                       31865X106

1) NAME OF REPORTING PERSON

   Quaker Capital Management Corporation
   -------------------------------------

         S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON                                    25-1495646
                                                                -----------

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)  [   ]
                                                                (b)  [ x ]

3) SEC USE ONLY

4) SOURCE OF FUNDS                                              Not Applicable
                                                                --------------

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                    [   ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION                         Commonwealth
                                                                of Pennsylvania
                                                                ---------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

         7)       SOLE VOTING POWER                             3,832,218
                                                                ---------

         8)       SHARED VOTING POWER                           870,985
                                                                ---------

         9)       SOLE DISPOSITIVE POWER                        3,832,218
                                                                ---------

         10)      SHARED DISPOSITIVE POWER                      870,985
                                                                ---------

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                                            4,703,203
                                                                ---------

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                     [   ]


13) PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11)                                          7.60%
                                                                ------

14) TYPE OF REPORTING PERSON                                    IA
                                                                --

CUSIP No.                                                       31865X106

1) NAME OF REPORTING PERSON

   Quaker Capital Partners I, L.P.
   -------------------------------------

         S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON                                    25-1778076
                                                                -----------

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [     ]
                                                                 (b) [  x  ]

3) SEC USE ONLY

4) SOURCE OF FUNDS                                              Not Applicable
                                                                --------------

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                    [     ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION                         Delaware
                                                                -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

         7)       SOLE VOTING POWER                             2,750,510
                                                                ---------

         8)       SHARED VOTING POWER                           0
                                                                ---------

         9)       SOLE DISPOSITIVE POWER                        2,750,510
                                                                ---------

         10)      SHARED DISPOSITIVE POWER                      0
                                                                ---------

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                                            2,750,510
                                                                ---------

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                     [    ]


13) PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11)                                          4.45%
                                                                ------

14) TYPE OF REPORTING PERSON                                    PN
                                                                --

CUSIP No.                                                       31865X106

1) NAME OF REPORTING PERSON

   Quaker Premier, L.P.
   -------------------------------------

         S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON                                    25-1778068
                                                                -----------

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [   ]
                                                                 (b) [ x ]

3) SEC USE ONLY

4) SOURCE OF FUNDS                                              Not Applicable
                                                                --------------

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                    [   ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION                         Delaware
                                                                ------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

         7)       SOLE VOTING POWER                             2,750,510
                                                                ---------

         8)       SHARED VOTING POWER                           0
                                                                ---------

         9)       SOLE DISPOSITIVE POWER                        2,750,510
                                                                ---------

         10)      SHARED DISPOSITIVE POWER                      0
                                                                ---------

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                                            2,750,510
                                                                ---------

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                              [   ]


13) PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11)                                          4.45%
                                                                ------

14) TYPE OF REPORTING PERSON                                    PN
                                                                --

CUSIP No.                                                       31865X106

1) NAME OF REPORTING PERSON

   Quaker Capital Partners II, L.P.
   -------------------------------------

         S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON                                    11-3667966
                                                                ----------

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [   ]
                                                                 (b) [ x ]

3) SEC USE ONLY

4) SOURCE OF FUNDS                                              Not Applicable
                                                                --------------

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                    [   ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION                         Delaware
                                                                -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

         7)       SOLE VOTING POWER                             1,081,708
                                                                ---------

         8)       SHARED VOTING POWER                           0
                                                                ---------

         9)       SOLE DISPOSITIVE POWER                        1,081,708
                                                                ---------

         10)      SHARED DISPOSITIVE POWER                      0
                                                                ---------

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                                            1,081,708
                                                                ---------

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                     [    ]


13) PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11)                                          1.75%
                                                                ------

14) TYPE OF REPORTING PERSON                                    PN
                                                                --

CUSIP No.                                                       31865X106

1) NAME OF REPORTING PERSON

   Quaker Premier II, L.P.
   -------------------------------------

         S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON                                    30-0135937
                                                                -----------

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [   ]
                                                                 (b) [ x ]

3) SEC USE ONLY

4) SOURCE OF FUNDS                                              Not Applicable
                                                                --------------

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                    [   ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION                         Delaware
                                                                ------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

         7)       SOLE VOTING POWER                             1,081,708
                                                                ---------

         8)       SHARED VOTING POWER                           0
                                                                ---------

         9)       SOLE DISPOSITIVE POWER                        1,081,708
                                                                ---------

         10)      SHARED DISPOSITIVE POWER                      0
                                                                ---------

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON                                                      1,081,708
                                                                ---------

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                              [    ]


13) PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11)                                          1.75%
                                                                ------

14) TYPE OF REPORTING PERSON                                    PN
                                                                --

CUSIP No.                                                       31865X106

1) NAME OF REPORTING PERSON

   Mark G. Schoeppner
   -------------------------------------

         S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON
                                                                -----------

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [   ]
                                                                (b) [ x ]

3) SEC USE ONLY

4) SOURCE OF FUNDS                                              Not Applicable
                                                                --------------

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                               [   ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION                         United States
                                                                of America
                                                                -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

         7)       SOLE VOTING POWER                             0
                                                                ---------

         8)       SHARED VOTING POWER                           0
                                                                ---------

         9)       SOLE DISPOSITIVE POWER                        0
                                                                ---------

         10)      SHARED DISPOSITIVE POWER                      0
                                                                ---------

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                                            0
                                                                ---------

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                              [ X ]

    Mark G. Schoeppner disclaims beneficial ownership of 4,703,203 shares owned by clients of Quaker Capital Management Corporation, Quaker Capital Partners, I, L.P. and Quaker Capital Partners, II, L.P.

13) PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11)                                          0%
                                                                ------

14) TYPE OF REPORTING PERSON                                    IN
                                                                --

Item 1.  Security and Issuer.
-----------------------------

          This statement on Schedule 13D (this "Statement")is filed with respect to the Common Stock, par value $.0001 per share (the "Common Stock"), of First Avenue Networks, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 7925 Jones Branch Drive, Suite 3300, McLean, Virginia 22102.


Item 2.  Identity and Background.
---------------------------------

          (a) -(f) This Statement is being filed by (i) Quaker Capital Management Corporation, a Pennsylvania corporation and a registered Investment Advisor under Section 203 of the Investment Advisors Act of 1940 ("QCMC"), as direct and indirect beneficial owner of the Issuer's Common Stock, (ii) Quaker Capital Partners I, L.P., a Delaware limited partnership ("QCP1"), as direct and indirect beneficial owner of the Issuer's Common Stock, (iii) Quaker Premier, L.P., a Delaware limited partnership ("Premier"), as indirect beneficial owner of the Issuer's Common Stock, (iv) Quaker Capital Partners II, L.P., a Delaware limited partnership ("QCP2"), as direct and indirect beneficial owner of the Issuer's Common Stock, (v) Quaker Premier II, L.P., a Delaware limited partnership ("Premier2"), as indirect beneficial owner of the Issuer's Common Stock, and (vi) Mark G. Schoeppner as a potentially deemed indirect beneficial owner of the Issuer's Common Stock (collectively, the "Reporting Persons").

          QCMC's principal executive offices are located at The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222. QCMC is engaged in the business of providing investment management services. QCMC is the general partner of Premier and Premier2. Premier's and Premier2's principal executive offices are located at The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222. Premier's principal business activity is serving as the general partner of QCP1. Premier2's principal business activity is serving as the general partner of QCP2. QCP1 is primarily engaged in the business of investing in equity securities and its principal executive offices are located at The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222. QCP2 is primarily engaged in the business of investing in equity securities and its principal executive offices are located at The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222. Mark G. Schoeppner is QCMC's President and sole executive officer and director. Mr. Schoeppner's current business address is The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222. Mr. Schoeppner is a United States citizen.

          By virtue of the relationships described above (a) QCMC may be deemed to possess direct or indirect beneficial ownership of the Issuer's Common Stock held by or deemed to be held by QCP1, QCP2, and QCMC's investment advisory clients, (b) Premier may be deemed to possess indirect beneficial ownership of the Issuer's Common Stock held by or deemed to be held by QCP1, (c) Premier2 may be deemed to possess indirect beneficial ownership of the Issuer's Common Stock held by or deemed to be held by QCP2 and (d) Mr. Schoeppner may be deemed to possess indirect beneficial ownership of the Issuer's Common Stock held by or deemed to be held by QCP1, QCP2 and QCMC.

          During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

          No monetary consideration was paid by any Reporting Person to the Issuer or to any Reporting Person by the Issuer for the Support Agreement (as defined below). Reference is made to the description of the Support Agreement described in Items 4 and 5 below.


Item 4.  Purpose of Transaction.
--------------------------------

          (a)-(b) Pursuant to an Agreement and Plan of Merger dated May 14, 2006, (the "Merger Agreement"), among the Issuer, Marlin Acquisition Corporation, a Delaware corporation and direct and wholly-owned subsidiary of the Issuer ("Merger Sub"), and Fibertower Corporation, a Delaware corporation ("Fibertower"), and subject to the conditions set forth therein, Merger Sub will merge with and into Fibertower (the "Merger"), with Fibertower surviving as the surviving corporation in the Merger (the "Surviving Corporation") as a wholly-owned subsidiary of the Issuer. As a result of the Merger, each outstanding share of the Fibertower Common Stock, $0.0001 par value per share, other than shares owned by Issuer, Merger Sub or their subsidiaries or by stockholders dissenting from the Merger, will be converted into the right to receive 0.3045470 of a share of the Issuer's Common Stock, subject to certain adjustments (the "Merger Consideration").

          The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this
Schedule 13D and incorporated herein by reference. In connection with entering into the Merger Agreement, Issuer required certain of the Issuer's stockholders (the "Stockholders"), including QCMC, QCP1 and QCP2, to sign a First Avenue Holder's Support Agreement dated as of May 14, 2006 (the "Support Agreement"). Contemporaneously with the execution of the Support Agreement, QCMC, QCP1 and QCP2 executed a written consent voting in favor of (1) the issuance of shares of the Issuer's Common Stock pursuant to the Merger, (2) a certain amendment to the Issuer's certificate of incorporation and (3) a certain amendment to the Issuer's stock option plan. In addition, QCMC, QCP1 and QCP2 have, by executing the Support Agreement, irrevocably appointed Fibertower (or its designee) as their proxy and attorney-in-fact on certain limited matters as described below with respect to the shares of the Issuer owned by QCMC, QCP1 and QCP2 and listed on the signature pages to the Support Agreement. Such proxies, collectively, give Fibertower the limited right to vote the shares of Issuer Common Stock beneficially and collectively owned by the QCMC, QCP1 and QCP2 in favor of (i) the issuance of shares of the Issuer pursuant to the Merger and as provided in the Merger Agreement, (ii) a certain amendment to the Issuer's certificate of incorporation, (iii) a certain amendment to the Issuer's stock option plan and
(iv)each other action contemplated by the Merger Agreement and any other actions required in furtherance thereof. In addition, the Support Agreement requires QCMC, QCP1 and QCP2 to vote against (A) any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer or any of its subsidiaries under the Merger Agreement or of QCMC, QCP1 or QCP2 under the Support Agreement, and (B) other certain actions and proposals specified in the Support Agreement.

          The foregoing summary of the Support Agreement is qualified in its entirety by reference to the copy of the Support Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein by reference.

          (c) Not applicable.

          (d) Based solely on disclosures made in the Merger Agreement, the directors of Merger Sub shall be the directors of the Surviving Corporation upon consummation of the Merger.

          (e) As a result of the Merger described above and based solely on disclosures made in the Merger Agreement, the Issuer will amend its certificate of incorporation and bylaws to increase its authorized shares to four hundred million (400,000,000) shares of Common Stock.

          (f)-(j) Not applicable.


Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

          (a)-(b) QCMC may be deemed to be the beneficial owner of 870,985 shares of the Issuer's Common Stock which are owned by various of its investment advisory clients in accounts over which QCMC has shared voting and dispositive power. By virtue of being the general partner of Premier which is the general partner of QCP1, QCMC may also be deemed to be the beneficial owner of 2,750,510 shares of the Issuer's Common Stock owned by QCP1. By virtue of being the general partner of Premier2 which is the general partner of QCP2, QCMC may also be deemed to be the beneficial owner of 1,081,708 shares of the Issuer's Common Stock owned by QCP2. As a result of being the general partner of QCP1, Premier may be deemed to be the beneficial owner of 2,750,510 shares of the Issuer's Common Stock owned by QCP1. As a result of being the general partner of QCP2, Premier2 may be deemed to be the beneficial owner of 1,081,708 shares of the Issuer's Common Stock owned by QCP2. Mr. Schoeppner may be deemed to own all shares of the Issuer's Common Stock that QCMC is deemed to own. Mr. Schoeppner specifically disclaims beneficial ownership of all 4,703,203 shares of Common Stock covered by this Statement and owned by clients of QCMC, QCP1 and QCP2. The filing of this Statement shall not be construed as an admission that such Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owners of these securities. Nor shall this Statement be construed as an admission that the Reporting Persons constitute a group.

          Accordingly, QCMC may be deemed to beneficially own an aggregate of 4,703,203 shares of the Issuer's Common Stock which represents approximately 7.60% of the outstanding shares of the Issuer's Common Stock (based upon the 61,884,521 shares of Issuer's Common Stock outstanding on April 25, 2006 as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2006). Premier may be deemed to beneficially own an aggregate of 2,750,510 shares of the Issuer's Common Stock which represents approximately 4.45% of the outstanding shares of the Issuer's Common Stock. QCP1 may be deemed to beneficially own an aggregate of 2,750,510 shares of the Issuer's Common Stock which represents approximately 4.45% of the outstanding shares of the Issuer's Common Stock and over which QCP1 has sole voting and dispositive power. Premier2 may be deemed to beneficially own an aggregate of 1,081,708 shares of the Issuer's Common Stock which represents approximately 1.75% of the outstanding shares of the Issuer's Common Stock. QCP2 may be deemed to beneficially own an aggregate of 1,081,708 shares of the Issuer's Common Stock which represents approximately 1.75% of the outstanding shares of the Issuer's Common Stock and over which QCP2 has sole voting and dispositive power. Mr. Schoeppner may be deemed to beneficially own an aggregate of 4,703,203 shares of the Issuer's Common Stock which represents approximately 7.60% of the outstanding shares of the Issuer's Common Stock. Mr. Schoeppner specifically disclaims beneficial ownership of all of these shares.

          (c) No Reporting Person has effected any transaction in the Issuer's Common Stock in the past 60 days.

          (d)-(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.
-----------------------------------------------------------------

          Other than the Merger Agreement, the Support Agreement or as described in Items 3, 4 and 5 above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
------------------------------------------

          The following are filed herewith as exhibits to this Schedule 13D:

          1. Agreement and Plan of Merger dated as of May 14, 2006, by and among Issuer, Merger Sub and Fibertower (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 17, 2006).

          2. Form of Support Agreement dated as of May 14, 2006, among the Issuer and certain stockholders of Issuer (incorporated by reference to Exhibit
99.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 17, 2006).

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 19, 2006                                QUAKER CAPITAL MANAGEMENT
                                            CORPORATION

                                            /s/ Mark G. Schoeppner
                                            -----------------------------
                                            Mark G. Schoeppner, President


                                            QUAKER CAPITAL PARTNERS I, L.P.

                                            By:  Quaker Premier, L.P., its
                                                 general partner

                                                 By:  Quaker Capital Management
                                                      Corporation, its general
                                                      partner

                                                 By:  /s/ Mark G. Schoeppner
                                                      ------------------------
                                                      Mark G. Schoeppner
                                                      President


                                            QUAKER PREMIER, L.P.

                                            By:  Quaker Capital Management
                                                 Corporation, its general
                                                 partner

                                                 By:  /s/ Mark G. Schoeppner
                                                      ------------------------
                                                      Mark G. Schoeppner
                                                      President

                                            QUAKER CAPITAL PARTNERS II, L.P.

                                            By:  Quaker Premier II, L.P., its
                                                 general partner

                                                 By: Quaker Capital Management
                                                     Corporation, its general
                                                     partner


                                                 By: /s/ Mark G. Schoeppner
                                                     --------------------------
                                                     Mark G. Schoeppner
                                                     President

                                            QUAKER PREMIER II, L.P.

                                                 By: Quaker Capital Management
                                                     Corporation, its general
                                                     partner


                                                     By: /s/ Mark G. Schoeppner
                                                         ----------------------
                                                         Mark G. Schoeppner
                                                         President


                                                 /s/ Mark G. Schoeppner
                                                 ------------------------------
                                                 Mark G. Schoeppner